Filed by Coeur D’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur D’Alene Mines Corporation

Commission File No.:001-08641

The following is the Spanish language version of a letter sent to employees of Coeur D’Alene Mines Corporation on February 13, 2013.

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13 de febrero de 2013

Estimados empleados:

Hoy emitimos un comunicado de prensa para confirmar que hemos presentado una propuesta vinculante para adquirir Orko Silver Corp. Orko es propietario del proyecto La Preciosa, que es uno de los mayores depósitos de plata sin explotar del mundo. La Preciosa está situada en el Cinturón Minero Sierra Madre, en el corazón de México. Se adjunta una copia de nuestro comunicado de prensa.

Esta es una oportunidad muy interesante para agregar un proyecto de clase mundial en fase de desarrollo a nuestra cartera, lo cual mejoraría significativamente nuestras perspectivas globales de crecimiento. Es importante destacar que, con la incorporación del proyecto La Preciosa de Orko, nuestra cartera de activos y nuestra presencia geográfica serían más diversificadas. Como ustedes saben, tenemos una trayectoria de 80 años de desarrollo, puesta en servicio y operación de proyectos de gran envergadura. Estamos bien equipados y disponemos de los recursos financieros, la experiencia y los conocimientos necesarios para iniciar la etapa de producción del proyecto La Preciosa de Orko. Estamos seguros que nuestro talentoso equipo puede convertir a La Preciosa en una de las minas de plata más importantes del mundo.

Haremos todo lo posible para mantenerlos informados a medida que avanzamos en el proceso de completar la adquisición de Orko. Para ayudarlos a responder algunas de sus preguntas iniciales, también hemos adjuntado a esta carta una lista de preguntas frecuentes.

Nuestra propuesta vinculante para adquirir Orko puede provocar el interés de los medios de comunicación y de otros terceros. Como siempre, es importante que hablemos con una sola voz. Si usted recibe alguna pregunta de los miembros de los medios de comunicación o de otras personas ajenas a la Compañía, sírvase enviar estas consultas a Stefany Bales por sbales@coeur.com o al (208) 667-8263.

Como siempre, les agradecemos por su arduo trabajo y su dedicación a Coeur.

Mitch Krebs

Presidente y director ejecutivo

Additional Information and Where to Find It

This document relates to Coeur D’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Warrants and exchange of the Exchangeable Shares. Investors who may receive Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-4, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.